                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-89799

PROSPECTUS

                          HYPERFEED TECHNOLOGIES, INC.

                         190,476 SHARES OF COMMON STOCK

                               ------------------

    These shares may be offered and sold from time to time by the security holders of HyperFeed Technologies identified in this prospectus. The shares that may be offered and sold in reliance on this prospectus consist of 190,476 shares of common stock, which were issued to four investors in a private placement for $1,999,998 in cash on April 23, 1999.

    The selling security holders will receive all of the proceeds and will pay all underwriting discounts and selling commissions, if any, from the sale of the shares.

                            ------------------------

    On September 23, 1999, our common stock commenced trading on the Nasdaq National Market under the symbol "HYPR." Prior to that date, our common stock was traded on the American Stock Exchange under the symbol "PQT." On
October 20, 1999, the last reported sale price of the common stock on the Nasdaq National Market was $5.50 per share.

    We have experienced significant operating losses, which have adversely affected our current results of operations and liquidity. These conditions raise doubt about our ability to continue as a going concern.

    SEE "RISK FACTORS" BEGINNING ON PAGE 1 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

    You should read the entire prospectus carefully before you make your investment decision. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling security holders are offering to sell, and seeking offers to buy, shares of HyperFeed Technologies common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

                            ------------------------

    The SEC and state regulatory authorities have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                The date of this prospectus is November 4, 1999

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, AND THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN DECIDING WHETHER TO BUY OUR COMMON STOCK. THESE FACTORS MAY CAUSE ACTUAL RESULTS, EVENTS OR PERFORMANCE TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENTS WE MADE IN THIS PROSPECTUS.

    WE HAVE EXPERIENCED RECENT OPERATING LOSSES AND MAY NOT OPERATE PROFITABLY IN THE FUTURE.

    We incurred a net loss of $2.84 million for the six months ended June 30, 1999. We may continue to incur operating losses, which could hinder our ability to operate our current business. As of June 30, 1999, we had an accumulated deficit of approximately $30.39 million. These conditions raise doubt about:

    - our ability to continue as a going concern

    - our ability to operate profitably in the future.

    IF WE ARE NOT ABLE TO GENERATE A POSITIVE CASH FLOW, WE MAY REQUIRE ADDITIONAL FINANCING TO CONTINUE AS A GOING CONCERN, WHICH MAY NOT BE READILY AVAILABLE OR AVAILABLE ON FAVORABLE TERMS TO US.

    If generated cash flow is not sufficient to fund operations, we may have to raise additional capital externally. We have explored, and continue to explore, multiple alternatives that may be available for the purpose of enhancing stockholder value. These alternatives include a merger, a spin-off or sale of part of our business, a strategic relationship or joint venture with another technology or financial services firm and future equity financings. There can be no assurances, however, that we will conclude a transaction. If we are unable to raise necessary additional capital, we may be materially adversely affected and may not be able to continue as a going concern. In addition, any capital raised through an equity financing could be costly to us and dilutive to our stockholders.

    WE MAY BE ADVERSELY AFFECTED IF WE ARE NOT YEAR 2000 COMPLIANT.

    If we, or our data suppliers, are not Year 2000 compliant by December 31, 1999, we may have to suspend our services for an indeterminate amount of time, which would materially affect our revenue and funds for operations. We are in the final stages of testing our internal information technology systems to determine Year 2000 compliance. We are also in the process of surveying our principal suppliers and customers, to identify our potential exposure in the event they are not Year 2000 compliant in a timely manner.

    We believe that our information technology systems and services will be Year 2000 compliant. We are not currently aware of any material impact on our business, operations or financial condition due to Year 2000 non-compliance by any of our suppliers or major customers. Although we are testing our systems and surveying our suppliers and major customers, there is no assurance that our systems, or those of our suppliers or major customers, will function correctly after December 31, 1999. Any malfunction in our information technology systems, or those of our suppliers or major customers, could cause us to incur significant costs and have a material adverse effect on our business, financial condition and results of operations.

    TWO OF OUR PRINCIPAL STOCKHOLDERS ARE IN A POSITION TO CONTROL MATTERS REQUIRING STOCKHOLDER VOTE, WHICH MAY IMPAIR INVESTORS FROM REALIZING MAXIMUM RETURNS ON THEIR INVESTMENT IN OUR COMPANY.

    As of the date of this prospectus, two of our principal stockholders, PICO Holdings, Inc. and its wholly-owned subsidiary Physicians Insurance Company of Ohio, own or have the right to acquire approximately 46.8% of our shares of common stock that would be outstanding after they exercised their rights to acquire additional shares. They are in a position to control the outcome of matters requiring a stockholder vote, including the election of directors. Such control could have the effect of discouraging, or making more difficult, an unsolicited acquisition of us by means of a tender offer, a proxy contest or otherwise, even though an unsolicited acquisition could have resulted in our stockholders receiving a premium for their shares or be otherwise economically beneficial to them.

    OUR AGREEMENTS WITH EXCHANGES, ENTITLING US TO RECEIVE INFORMATION WHICH IS NECESSARY FOR US TO CONDUCT OUR BUSINESS, COULD BE TERMINATED.

    We have agreements in place with the following exchanges, which permit us to gather the information we need for our services:

    - Canadian/Toronto;

    - Chicago Board of Trade/Mid America Commodity Exchange;

    - Chicago Mercantile Exchange;

    - New York Board of Trade;

    - Kansas City Board of Trade;

    - Minneapolis Grain Exchange;

    - NASDAQ;

    - New York Mercantile Exchange/Commodity Exchange;

    - New York Stock Exchange/American Stock Exchange; and

    - Options Price Reporting Authority/CBOE.

    Our agreement with NASDAQ expires on August 2nd of each year, with automatic one-year renewals. However, either party may terminate the agreement, for any reason whatsoever, upon 90-days written notice. Our agreements with all of the other exchanges listed above have a perpetual duration. However, each of those agreements may be terminated, for any reason whatsoever, upon 30-days written notice. All of our agreements with the exchanges listed above may be terminated by such exchanges if any of the following events occur:

    - non-payment of amounts due;

    - inadequate control systems over dissemination of data; or

    - failure to report the proper number of our subscribers.

    The termination, expiration or non-renewal of any of these agreements could inhibit our ability to provide high quality services to our clients and have a material adverse effect upon our business, financial condition and results of operations.

    WE RELY ON A SOFTWARE LICENSING AGREEMENT WHICH COULD BE TERMINATED OR ALLOWED TO EXPIRE.

    A significant software application, PCQuote 6.0 RealTick, is licensed by us from an unaffiliated third party. The termination of the license agreement by the unaffiliated third party could have a material adverse effect on our business, financial condition and results of operations. The license agreement is for an initial term ending December 4, 2000 and provides for automatic one-year renewals unless terminated by delivering ninety days notice prior to the renewal date.

    WE RELY HEAVILY ON EXECUTIVE OFFICERS WHO DO NOT HAVE EMPLOYMENT CONTRACTS.

    Our success is highly dependent upon the efforts and abilities of our executive officers, particularly Mr. Jim Porter, our Chief Executive Officer and Chairman of our Board of Directors, and Mr. John E. Juska, our Chief Financial Officer. The loss of services of one or more of our executive officers for any reason could have a material adverse effect upon our business, financial condition and results of

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operations. Although our executive officers have entered into agreements with us which contain nondisclosure covenants, those agreements do not guarantee their continued employment with us.

    OUR CHIEF EXECUTIVE OFFICER WILL DEVOTE ONLY ONE-HALF OF HIS BUSINESS TIME TO US, LIMITING HIS AVAILABILITY TO US.

    Mr. Porter, our Chief Executive Officer and Chairman of our Board of Directors, will devote one-half of his business time to our business and the other half to the business of PCQuote.com. This limitation on Mr. Porter's availability could impact our ability to expand our operations and develop our business.

    WE COMPETE WITH CORPORATIONS WHO HAVE GREATER FINANCIAL, TECHNICAL AND MONETARY RESOURCES THAN WE DO, WHICH COULD RESULT IN ADDITIONAL PRICING PRESSURES ON US AND REDUCE OUR PROFITABILITY.

    Competition for the on-line provision of financial information through services and software applications similar to ours is intense. Such competition may impose additional pricing pressures on us. We believe our primary competitors include Bridge Information Systems, Bloomberg, the Comstock unit of Standard & Poors, the ILX unit of Thomson Corporation, Reuters and Data Broadcasting Corporation. Many of these competitors have significantly greater financial, technical and marketing resources and greater name recognition than we do. There can be no assurance that we will be able to compete successfully with our existing competitors or with any new competitors.

    OUR SUBSCRIPTION CONTRACTS FOR SERVICES AND SOFTWARE APPLICATIONS MAY SUBJECT US TO LITIGATION, WHICH MAY BE COSTLY FOR US TO DEFEND.

    Many of our subscription contracts are for services and software applications which are critical to the operations of our customers' businesses. The failure or inability to deliver services and software to our customers' satisfaction could have a material adverse effect on their operations and could consequently subject us to litigation. Any litigation could cause us to incur legal fees and use management resources, which could have a material adverse effect on our business, financial condition and results of operations.

    WE MAY NOT BE ABLE TO KEEP IN PACE WITH CONTINUING CHANGES IN INFORMATION PROCESSING TECHNOLOGY, EVOLVING INDUSTRY STANDARDS AND CLIENT PREFERENCES.

    The information industry has experienced and is continuing to experience rapid technological advances and developments. We are actively engaged in research and development activities to try to meet our clients' needs and preferences. There can be no assurance that we will be successful in addressing technological advances and developments on a timely basis or that, if addressed, we will be successful in the marketplace. A delay or failure to address technological advances and developments could have a material adverse effect on our results of operations. In addition, there can be no assurance that technologies developed by others will not render our services noncompetitive or obsolete.

    OUR SOFTWARE MAY INFRINGE ON INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH MAY SUBJECT US TO LITIGATION.

    We believe that our services and software applications do not infringe upon the intellectual property rights of others and that we have all rights necessary to utilize the intellectual property employed in our business. However, we are subject to the risk of litigation alleging infringement of third-party intellectual property rights. We typically license the software we develop for use by our customers, and we generally agree to indemnify our customers against potential third-party intellectual property rights claims. Any claims could require us to:

    - spend significant sums in litigation;

    - pay damages;

    - develop non-infringing intellectual property; and/or

    - acquire licenses to the intellectual property which is the subject of asserted infringement.

    OUR ANTI-TAKEOVER PROVISIONS MAY NOT BE IN THE BEST INTERESTS OF OUR STOCKHOLDERS.

    Our Certificate of Incorporation and By-laws, the Delaware General Corporation Law and the Exchange Act contain certain provisions that could have the effect of discouraging or making more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise, even though an acquisition might be economically beneficial to our stockholders.

    Our anti-takeover provisions include:

    - only the Board of Directors or an authorized special committee of the Board of Directors may call meetings of stockholders; and

    - stockholders must comply with certain advance notice procedures to nominate candidates for election as directors and to submit proposals for consideration at stockholders' meetings.

    These provisions may make the removal of management more difficult, even in cases where such removal would be favorable to the interests of our stockholders.

    A DECREASE IN THE ACTIVITY IN FINANCIAL MARKETS COULD NEGATIVELY AFFECT OUR SUBSCRIPTION REVENUE, WHICH WOULD REDUCE OUR PROFITABILITY.

    Our revenue is derived from supplying financial data and quotations related to U.S. financial exchanges and markets. Any significant downturn or other negative development with respect to those exchanges and markets could adversely effect our revenue.

                              RECENT DEVELOPMENTS

RECENT BUSINESS DEVELOPMENTS--APPROVAL OF LISTING ON THE NASDAQ NATIONAL MARKET.

    On September 16, 1999, we publicly announced that we have received approval for listing on the Nasdaq National Market. We commenced trading of our common stock on the Nasdaq National Market on September 23, 1999 under the symbol HYPR. Concurrent with the listing on the Nasdaq National Market, trading in our common stock on the American Stock Exchange under the symbol PQT was suspended.

RECENT BUSINESS DEVELOPMENTS--PCQUOTE.COM.

    In December 1998, we segregated our Internet related services into a separate business unit, PCQuote.com, Inc., which was incorporated in March 1999 as a wholly-owned subsidiary. An outgrowth of our financial content web site, WWW.PCQUOTE.COM, PCQuote.com's objective is to provide real-time financial data, timely business news and comprehensive research and analytical tools in order to allow users to make informed investment decisions. Continued growth in page views, increasing attractive demographics and subsequent increase in advertising revenue led to our decision to segregate the web site into its own business unit.

    On June 9, 1999, PCQuote.com filed a registration statement with the Securities and Exchange Commission relating to a proposed initial public offering of 7,750,000 shares of its common stock, consisting of 5,800,000 shares to be issued by PCQuote.com and 1,950,000 shares to be sold by us as selling stockholder.

    On August 30, 1999, we formally separated the business of PCQuote.com and its associated assets and liabilities from our other businesses and operations. We have entered into a number of agreements with PCQuote.com, effective
March 31, 1999, providing for its separation from us and governing interim and ongoing relationships between PCQuote.com and us. These agreements include a Contribution and Separation Agreement, Maintenance Agreement, DataFeed License Agreement, Services Agreement, Non-Competition Agreement, Registration Rights Agreement and Tax Indemnification and Allocation Agreement. Under the Contribution and Separation Agreement, we transferred assets related to our Internet operations to PCQuote.com and PCQuote.com assumed the liabilities related to those Internet operations. Under the Services Agreement, we agreed to perform transitional services for, and provide office space to PCQuote.com for $213,500 per month through September 1999, $163,500 per month thereafter through December 1999, $138,500 per month thereafter through March 2000 and $113,500 per month thereafter through June 30, 2000. Under the Maintenance Agreement, PCQuote.com will receive software features, upgrades and enhancements to PCQuote Orbit and will pay us 3% of gross revenues obtained from use or sublicensing of PCQuote Orbit. Under the Data Feed Agreement, PCQuote.com will be entitled to use HyperFeed 2000 for a monthly fee based on the number of users and quotes accessed.

    Management believes that formally separating the two entities will permit the parent and subsidiary to focus on their relative strengths. In management's opinion, the separation will permit each entity to better (i) attract and retain key employees by relating compensation to relevant business development, (ii) enter into strategic relationships with business partners, and (iii) permit each entity to pursue its own financing avenues.

    On October 18, 1999, PCQuote.com announced that it will postpone its initial public offering of common stock due to market conditions.

RECENT BUSINESS DEVELOPMENTS--TOWNSEND ANALYTICS.

    In connection with the formation and transfer of our Internet business to our subsidiary, PCQuote.com, on May 28, 1999, we entered into an agreement with Townsend Analytics, Ltd. to terminate the Software Distributor Agreement dated December 4, 1995. Pursuant to the terms of the termination agreement, we paid Townsend Analytics one million dollars. We and PCQuote.com entered into separate new license agreements with Townsend Analytics for the right to use the LAN and Internet versions, respectively, of the software application which is marketed as PCQuote 6.0 RealTick. The new agreements replaced the prior agreement between Townsend Analytics and us. The initial term of the agreements ends December 4, 2000. Pursuant to the terms of the new agreements, we and PCQuote.com are each required to pay a minimum royalty to Townsend Analytics of $220,000 per month and a cumulative minimum royalty of $5,000,000 each over the initial term of the agreements. Under the terms of our new agreement with Townsend Analytics, we guarantee the obligation of our subsidiary, PCQuote.com, and receive a credit towards our minimum commitment obligations to the extent that PCQuote.com's actual royalty payments exceed its minimum commitments.

                          ABOUT HYPERFEED TECHNOLOGIES

GENERAL DEVELOPMENT OF BUSINESS

    PC Quote, Inc., was incorporated in the State of Illinois on June 23, 1980 as On-Line Response, Inc., and was incorporated in Delaware on August 12, 1987. In December 1998, we segregated our Internet related services into a separate business unit, PCQuote.com, Inc., which was incorporated in March 1999 as a wholly-owned subsidiary. We approved a change of our corporate name to HyperFeed Technologies, Inc., in April 1999. This name change was approved by our stockholders at our annual meeting held on June 16, 1999. On June 9, 1999, PCQuote.com filed a registration statement with the Securities and Exchange Commission relating to a proposed initial public offering. On October 18, 1999, PCQuote.com announced that it will postpone its initial public offering due to market conditions. We plan to sell shares, owned by us, in the offering that would reduce our ownership of PCQuote.com to 64.5%. We cannot assure you, however, that PCQuote.com will complete the initial public offering.

    We are a premier provider of securities market data. We collect securities market activity and financial news directly from stock, options and commodities exchanges and other sources. We use the information to create a real-time database of last sale, bid/ask and historical prices of more than 325,000 issues. The database includes all North American equities, the most comprehensive options data, major stock indices, Level 1 NASDAQ-quoted stocks, Level 2 NASDAQ market-maker quotes, mutual funds, money market funds, futures contracts and options on futures contracts. We process the database into a single digital data-feed, "HyperFeed-TM-", at our primary processing plant located at our executive offices in Chicago, Illinois. We disseminate HyperFeed to our customers by satellite, digital data landlines. PCQuote.com licenses HyperFeed from us for distribution to its customers over the Internet.

    Software applications on our customers' computers access HyperFeed to allow the user to monitor securities activity on an on-going real-time basis. The applications also create a complete database of trading symbols, continuously updated by the data feed. This database gives our customer instant access to security prices. HyperFeed is used to create an equivalent database on PCQuote.com's computers, accessible to its Internet customers.

    We derive our revenue from license fees charged for access to HyperFeed and from license fees charged for a packaged HyperFeed plus analytical software service. Our customer base consists primarily of professional investors, securities brokers, dealers and traders, portfolio managers, brokerage firms, other financial institutions, Internet web-sites, application developers and redistributors of financial market data. Our customers are located primarily in the United States and North America.

    The following is a description of the principal services that we provide.

    HYPERFEED-TM-

    HyperFeed, the cornerstone of the services provided by HyperFeed Technologies, is our digital real-time market data feed. We use multiple redundant, high-speed data circuits to gather information from securities exchanges and other sources. At our production center in Chicago, these feeds are directed into multiple real-time databases from which HyperFeed is generated. Data is broadcast to our customers over dedicated digital data circuits at 1024 kilobytes per second and by satellite at 256 kilobytes per second. HyperFeed contains all North American stock, options, and commodity exchange issues including:

    - Dynamic Nasdaq Level II market maker quotes;

    - Dow Jones Composite News Service (up to 90-day retrieval of nine wires "Broadtape", Professional Investor Report, Capital Markets Report, International News Wire, World Equities Report, European Corporate Report, Electronic Wall Street Journal, International Petroleum Reports, Federal Filings); and

    - Multiple levels of fundamental data.

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    HyperFeed underlies all of our other services, which capitalize on HyperFeed to access, view and utilize data in a variety of ways.

    An industry standard PC at our customer's site receives HyperFeed data and creates real-time databases of securities activity, financial news and fundamental information. Software applications supplied by us, by third parties, or by our customer utilize our high-performance application program interfaces, or APIs, to access the data. The data can then be used for virtually any purpose, including third-party order execution systems, analytical modeling, internal risk management, order matching or redistribution via the Internet or wide area networks. Our customers pay monthly HyperFeed licensing fees and per-user or per-unit charges.

    To complement the HyperFeed database, we have high-end applications and programming tools that we license to HyperFeed subscribers.

    In March 1999, we announced the introduction of HyperFeed 2000, the next generation of market-data delivery technology. HyperFeed 2000 is designed to address two issues in the dissemination of real-time market data-volume and price. Record volume and record peak transactional volume experienced by securities markets has made it increasingly difficult to deliver the massive amounts of real-time market data. HyperFeed 2000 combines advanced IP Multicast technology with a new proprietary compression technique to allow our customers to receive a complete T-1 HyperFeed at a fraction of the current communications cost. HyperFeed 2000 is being offered as a new service offering to our new and existing customers.

    PC Quote 6.0 RealTick for Windows is a comprehensive suite of real-time professional securities trading tools. Running under Microsoft-TM- Windows-TM-
3.1 or Windows-TM- 95, or Windows NT-TM-, PC Quote 6.0 RealTick offers unlimited quote pages, charting, technical analysis, searchable news, time of sale and quote, Nasdaq Level II market maker screens, options analytical tools, dynamic data exchange into Microsoft-TM- Excel-TM-, tickers, alerts, baskets and more. PC Quote 6.0 RealTick for Windows is available with our satellite and landline services.

    Our "Quote Tools" are custom applications using robust and easy-to-use APIs. The Quote Tools enable a customer to build anything from real-time trading desktop interfaces to web-sites with portfolio management.

PATENTS, TRADEMARKS AND LICENSES

    We do not have patent protection for our proprietary software products.

    Although applicable software is readily duplicated illegally by anyone having access to appropriate hardware, we attempt to protect our proprietary software through license agreements with customers and common law trade secret protection and non-disclosure contract provisions in our agreements with our employees. We use security measures, including a hardware key, which restricts access to our on-line services unless proper password identification from a HyperFeed Technologies user is provided. As an additional safeguard, we provide only the object code on our diskette and retain the source code.

    HyperFeed-TM- is a servicemark of HyperFeed Technologies.

COMPETITION

    The market for the on-line provision of financial information such as equities, commodities, futures and options quotations and news through services and software applications similar to those HyperFeed Technologies provides includes a large number of competitors and is subject to rapid change. We believe our primary competitors include Bridge Information Systems, Bloomberg, the Comstock unit of Standard & Poors, the ILX unit of Thomson Corporation, Reuters and Data Broadcasting Corporation. Many of these competitors have significantly greater financial, technical and marketing resources and greater name recognition than we do.

YEAR 2000 ISSUES

    This section contains historical information, as well as forward-looking statements regarding our expectations with respect to:

    - our plans and objectives for assessment and remediation of Year 2000 issues;

    - the expected costs associated with assessment, remediation and testing;

    - our contingency plans;

    - our expectations with respect to our operations at Year 2000.

    You can generally identify forward looking-statements by the use of words like "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue," or similar language. We base our statements on our current expectations. Forward-looking statements are subject to or may be impacted by a number of factors, risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Give careful consideration to the cautionary statements made in this section.

    A. OVERVIEW. We do not have or use mainframe computers in our internal operations. Consequently, we do not have the extent of Y2K issues that many other companies have that depend on what is known as "legacy" systems. We use PC's and "server class" computers in our operations. Our end-user applications also run on the same type of hardware. These systems still may have Y2K issues. We have implemented a plan to attempt to assess, remediate, and correct any Year 2000 critical issues. A "Year 2000" problem will occur where date-sensitive software uses two digit year date fields, sorting the year 2000 ("00") before the year 1999 ("99"). The Year 2000 problem may result in data corruption and processing errors occurring where software, technology equipment, or any other equipment or process uses date dependent software.

    Our plan has been structured to address the following areas:

       - Processing Plant and Communications Network;

       - HyperFeed Technologies Retail Applications; and

       - Operational Infrastructure

    B. STATE OF READINESS. We have approached each of the above areas in four phases:

           1.  Assessment;

           2.  Remediation;

           3.  Testing; and

           4.  Contingency planning.

    "Assessment" summarizes the process of issue identification. "Remediation" refers to the process of taking corrective action to best mitigate identified Year 2000 risks. "Testing" is the process of validating one of our specific remediation efforts or confirming a third party's capability or certification of Year 2000 compliance. "Contingency planning" means the process by which we identify an alternate course of action and/or procedures in the event we cannot or fail to remediate or mitigate a known Year 2000 risk. We may or may not engage in Contingency Planning for individual subproject components where successful Year 2000 remediation has been validated through the testing process or other methods.

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    PROCESSING PLANT AND COMMUNICATIONS NETWORK

    The Assessment phase has been completed. A full inventory has been taken of the processing plant, our datafeed input, consolidation and output process, and communications areas. We are in the final stages of the Remediation and Testing phases. This includes verifying Year 2000 compliance of outside vendors and suppliers and testing all mission critical items. Testing also includes all PC's, routers, modems, phone lines, Internet service providers, known as ISPs, and production computers, known as servers, used internally in the communications room. We are also checking our outbound satellite, phone companies and ISPs' distribution network, in addition to some ISPs that our customers may use.

    The number of our processing plant and communications network equipment and systems that are Y2K compliant as of October 25, 1999, are as follows:

AREAS                                               EQUIPMENT/SYSTEMS   COMPLIANT
-----                                               -----------------   ---------
Processing Plant..................................         301             301
Communications....................................          35              34

    On May 1, 1999, we participated in the Year 2000 Market Data Test sponsored by the Financial Information Forum in conjunction with the Securities Industry Association, which tested our production Processing Plant and Communications Network with quotes dated in the future to January 3, 2000. This data was transmitted to us from all of the major exchanges. We have passed this Y2K test on our "mission critical" software and hardware. We have finished the upgrades of all other hardware and software to match the tested components. We have one remaining internal communications upgrade in process and expect to be completed by November 30, 1999.

    HYPERFEED TECHNOLOGIES RETAIL APPLICATIONS

    Our retail applications include our proprietary and third party software applications, licensed to our customers for use only with our datafeed. These applications include Internet web-site and browser-based applications, local area network based applications, and Windows NT client/server applications. One OS/2 based application will become obsolete in 2000. Customers using this application will be converted to a compliant application.

    We have participated in the full "end-to-end" Year 2000 scenario test sponsored by the Financial Information Forum in conjunction with the Securities Industry Association. This industry-wide test provided securities, options and futures exchanges and market data providers with the ability to test their systems under simulated Year 2000 conditions. Time was essentially moved forward to January 3, 2000 for that test day. During this test we had a large Y2K team in-house monitoring all of our major products. This testing was performed on several different operating systems, data servers, and methods of transmission. We compared all final data and reported our results to the SIA/FIF, which informed us that we had passed the test. We have released the Y2K simulated data to our customers so they may do their own internal testing.

    All of our retail applications are Y2K compliant:

                                                         APPLICATIONS   COMPLIANT
                                                         ------------   ---------
HyperFeed Technologies Customer Applications...........       14           14
3rd Party Customer Applications........................        5            5

    All major end user applications have been tested and are compliant.

    OPERATIONAL INFRASTRUCTURE

    We have assessed our main facility and field offices for compliance in the security systems, HVAC systems, pagers, phone system, utility providers and other mission critical systems. We have upgraded, at

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minimal cost, non-compliant equipment. Based upon currently available information, we believe we will be able to meet our Y2K compliance goals.

    C. COSTS. As part of the ordinary course of our business, we continually develop major enhancements to our operating systems and applications. For instance, we spent three years developing the first 100% Windows NT-based ticker plant that was put into production in 1998. In addition to many other benefits, it is fully Y2K compliant. In the past, we have not separately tracked the cost of Y2K remediation, as these efforts were incorporated into our on-going maintenance and equipment replacement program. We have started to track costs in 1999 and, as of October 25, 1999, have spent approximately $124,000 on the cost of Year 2000. This includes internal personnel resources, hardware, software and equipment replacement and upgrades necessary to be Y2K compliant. We will be upgrading various administrative systems that use commercial third party software for accounting, billing and customer management. The total cost of software, replacement equipment, and internal resources for remediation and testing to become Y2K compliant is not expected to exceed $500,000.

    Based upon currently available information, we do not believe that the cost of Y2K compliance will have a material impact on our financial condition, results of operations or liquidity.

    D. RISKS. Achieving Y2K compliance depends on many factors. Some factors may be beyond our control, because we use services of others. Should our internal systems or the internal system of one of our critical vendors fail to achieve Y2K compliance and fail in the year 2000, our business and results of operations could be adversely affected. The following are examples of how we might be adversely affected by Y2K non-compliance:

    A piece of communications equipment has an internal clock that is not Y2K compliant. Although end-to-end testing is done, for some reason we or our vendor fail to detect the non-compliance. Y2K comes and the clock shuts down, causing an inability to transmit over that channel. Our customers on that channel do not receive our service. We or our vendor have the cost of finding and fixing the problem. Our customer could make a claim against us for the lost service. Many of our customers have back-up systems in place with us which could mitigate any damage caused by the disruption. In the event that there are claims for damages, our contracts with our customers limit our liability in such instances. However, if there were a large number of customers affected for a prolonged period of time, we could be put in a position of either granting credits or risk losing the customers and our reputation could be adversely effected.

    We have customers that use our Quote Tools to access our datafeed for software applications. Quote-Tools is a set of programmer tools known as application programming interfaces or APIs for short. Quote-Tools was written and tested to be Y2K compliant. If for some reason Y2K came and Quote-Tools did not function properly because of the date change, we would have to spend money and resources to fix the bug. If the bug could not be fixed, and we had no alternative solution for our customers using the service, we could lose the customers and related revenue. Our contracts with our customers generally limit our liability to total fees paid over the preceding year, which in 1998 was under $200,000 for Quote-Tools' customers.

    E. CONTINGENCY PLANS. We have completed approximately 99% of the testing related to the Processing Plant/Communications Network and Retail Applications. All Testing, including internal infrastructure, is scheduled to be completed by November 30, 1999. We have started contingency planning and, as a first step, have scheduled additional personnel for the Y2K weekend.

SEASONALITY

    We have not experienced any material seasonal fluctuations in our business. Barring any prolonged period of investor inactivity in trading securities, we do not believe that seasonality is material to our business activities.

RESEARCH AND DEVELOPMENT

    Our systems development personnel expend their time and effort developing new software programs and high-speed data delivery systems and expanding or enhancing existing ones. Development efforts focus on providing a solution to the informational and analytical needs of both the professional and private investors. Development activity has increased with the implementation of high-level design and prototyping tools. Our continuing investment in software development consists primarily of:

    - enhancements to our existing Windows-based private network and Internet products and services;

    - development of new data analysis software and programmer tools; and

    - application of new technology to increase the data volume and delivery speed of our distribution system and network.

ENVIRONMENT

    Compliance with federal, state, and local provisions with respect to the environment has not had a material adverse effect on our capital expenditures, earnings, or competitive position.

EMPLOYEES

    As of September 30, 1999, we employed 139 people, none of whom are represented by a collective bargaining unit. We believe we have a satisfactory relationship with our employees. From time to time we retain the services of outside consultants on an hourly basis.

GOVERNMENT CONTRACTS

    We have no material contracts with the Government.

BACKLOGS

    Due to the nature of the business, backlogs are not a typical occurrence in the industry.

MAJOR CUSTOMERS

    We did not have any customers that accounted for 10% or more of total revenue in either 1998 or 1997.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The SEC allows us to "incorporate" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we terminate the offering of these shares.

    The following documents of HyperFeed Technologies which have been filed with the SEC are hereby incorporated by reference in this prospectus:

SEC FILING                                        PERIOD / FILING DATE
----------                                   -------------------------------

Annual Report on Form 10-K                    Year ended December 31, 1998

Quarterly Report on Form 10-Q                 Quarter ended March 31, 1999

                                               Quarter ended June 30, 1999

Current Report on Form 8-K                        Filed October 6, 1998

                                                 Filed January 12, 1999

                                                   Filed June 22, 1999

                                                Filed September 22, 1999

    You may request a copy of these documents, at no cost, by writing to:

        HyperFeed Technologies, Inc.
       300 South Wacker Drive, Suite 300
       Chicago, Illinois 60606
       Attention: John E. Juska
       Telephone: (312) 913-2800

                          FORWARD-LOOKING INFORMATION

    Statements made in this prospectus or in the documents incorporated by reference herein that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. A number of risks and uncertainties, including those discussed under the caption "Risk Factors" above and the documents incorporated by reference herein could affect such forward-looking statements and could cause actual results to differ materially from the statements made.

                                USE OF PROCEEDS

    All of the shares of common stock are being sold by the selling stockholders for their own account. We will not receive any of the proceeds from the sale of any shares. We have agreed to pay the expenses of registration of the common stock, including a certain amount of legal and accounting fees. See "Plan of Distribution."

                          PRICE RANGE OF COMMON STOCK

    On September 23, 1999, our common stock commenced trading on the Nasdaq National Market under the symbol "HYPR." Prior to that date, our common stock was traded on the American Stock Exchange under the symbol "PQT."

    The following tables show for 1999, 1998 and 1997, the high and low sales prices of our common stock for the periods indicated, as reported by the American Stock Exchange (through September 22, 1999) and by the Nasdaq National Market (from September 23, 1999 through October 20, 1999).

                                                      HIGH          LOW
1999 QUARTERLY INFORMATION                            ----          ---
First............................................. 11 7/8        1 7/8
Second............................................ 15 1/2        6 1/2
Third............................................. 11 1/2        4 5/16
Fourth (through October 20, 1999).................  8 5/16       4 11/16

                                                      HIGH         LOW
1998 QUARTERLY INFORMATION                            ----         ---
First............................................. 1 1/8         11/16
Second............................................ 4 15/16       11/16
Third............................................. 3 1/4         7/8
Fourth............................................ 3 3/4        1

                                                      HIGH        LOW
1997 QUARTERLY INFORMATION                            ----        ---
First............................................. 3 11/16      2 1/4
Second............................................ 2 1/2        1 1/8
Third............................................. 2 9/16       1 1/2
Fourth............................................ 2 1/4         7/8

    The closing market price for our common stock as reported by the Nasdaq National Market on October 20, 1999 was $5.50.

    As of September 30, 1999, we had 426 common stockholders of record.

                                DIVIDEND POLICY

    We have not paid dividends on our Common Stock and do not currently plan to do so in the near future. In December 1998, we issued preferred stock that has a dividend rate of 5%. Preferred dividends are payable quarterly if, and when, we declare a dividend payment. We have not declared any preferred dividend payments. Preferred dividends are cumulative and the entire accumulated dividend must be paid prior to the payment of any dividends to common stockholders. The accumulating dividend on preferred shares outstanding as of September 30, 1999 is $84,461 per quarter.

                            SELLING SECURITY HOLDERS

    The following table sets forth the names of the selling security holders, the number of shares of common stock owned beneficially by each selling security holder as of October 20, 1999 and the number of shares that may be offered pursuant to this prospectus. This information is based upon information provided by the selling security holders.

    No estimate can be given as to the amount of shares that will be held by the selling security holders after completion of this offering because they may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling security holders named below.

                                                                                  NUMBER OF
                                                 NUMBER OF SHARES                   SHARES
                                                   BENEFICIALLY     PERCENT OF    REGISTERED
                                                   OWNED PRIOR      OUTSTANDING      FOR
NAME OF SELLING SECURITY HOLDER                  TO THE OFFERING     SHARES(1)     SALE(2)
-------------------------------                  ----------------   -----------   ----------
Longwood Partners, L.P.........................       95,238            0.6%        95,238
Howard Todd Horberg............................      115,000            0.8%        35,714
Steve Levy.....................................      182,500            1.2%        35,714
Cranshire Capital, LP..........................       23,810            0.2%        23,810
                                                     -------                       -------
  Total........................................      416,548            2.7%       190,476

------------------------

(1) The percent of the outstanding shares is based upon the number of common shares outstanding as of October 20, 1999 (15,175,031).

(2) This registration statement also shall cover any additional shares of common stock which become issuable in connection with any stock divided, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

                              PLAN OF DISTRIBUTION

    The selling security holders have indicated they are acting independently from us in determining the manner and extent of sales of the shares of our common stock.

    Although all of the shares are being registered for public sale, the sale of any or all of such shares by the selling security holders may depend on the sale price of such shares and market conditions generally prevailing at the time. The selling security holders reserve the right to reject any order in whole or in part.

The selling stockholders have advised us that:

    - the shares may be sold by the selling stockholders or their respective pledgees, donees, transferees or successors in interest, on the Nasdaq National Market, in sales occurring in the public market, in privately negotiated transactions, through the writing of options on shares, short sales or in a combination of such transactions;

    - each sale may be made either at market prices prevailing at the time of such sale or at negotiated prices;

    - some or all of the shares may be sold through brokers acting on behalf of the selling stockholders or to dealers for resale by such dealers; and

    - in connection with such sales, such brokers and dealers may receive compensation in the form of discounts and commissions from the selling stockholders and may receive commissions from the purchasers of shares for whom they act as broker or agent (which discounts and commissions may be less than or exceed those customary in the types of transactions involved). Any broker or dealer participating in any such sale may be deemed to be an "underwriter" within the meaning of the Securities Act and will be required to deliver a copy of this prospectus to any person who purchases any common stock from or through such broker or dealer. We have been advised that, as of the date hereof, none of the selling stockholders have made any arrangements with any broker for the sale of their common stock.

    In offering the common stock covered by this prospectus, the selling stockholders and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders could be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the selling stockholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions. In addition, any common stock covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

    In order to comply with certain states' securities laws, if applicable, the shares of common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares of common stock may not be sold unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

    The selling security holders have agreed to indemnify and hold us and our officers and directors harmless, with respect to any untrue statement in, or omission from, this prospectus or the registration statement of which it is a part, including amendments and supplements, if such statement or omission was made in reliance upon information furnished to us by such selling security holder for use in the preparation of this prospectus or registration statement.

    We will not pay selling or other expenses incurred in the offering, including the discounts and commissions of broker-dealers. We have agreed to indemnify the selling security holders against certain civil liabilities, including liabilities under the Securities Act, in connection with the shares described in this prospectus.

    The shares of common stock described in this prospectus may also be sold by the selling security holders pursuant to Rule 144 of the Securities Act.

                                    EXPERTS

    The financial statements and schedule of valuation and qualifying accounts of HyperFeed Technologies for the years ended December 31, 1998 and December 31, 1997, included in its Annual Report on Form 10-K for the year ended December 31, 1998, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by KPMG LLP, independent public accountants, as indicated in their reports with respect thereto. Such financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. The report of KPMG LLP covering the December 31, 1998 and 1997, financial statements contains an explanatory paragraph that states that HyperFeed Technologies has experienced significant operating losses, which have adversely affected its current results of operations and liquidity. These conditions raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    The statements of operations, stockholders' equity and cash flows and schedule of valuation and qualifying accounts of HyperFeed Technologies for the year ended December 31, 1996, included in our Annual Report on Form 10-K for the year ended December 31, 1998, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by McGladrey and Pullen, LLP, independent public accountants, as indicated in their report with respect thereto. Such financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. The report of McGladrey and Pullen, LLP contains an explanatory paragraph that states that HyperFeed Technologies has experienced significant operating losses, which have adversely affected its current results of operations and liquidity. These conditions raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                 LEGAL MATTERS

    The validity of the shares described in this prospectus has been verified for HyperFeed Technologies by Wildman, Harrold, Allen & Dixon, 225 West Wacker Drive, Suite 2800, Chicago, Illinois 60606-1229. Wildman, Harrold, Allen & Dixon owns 83,900 shares of the common stock of HyperFeed Technologies.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W.,
Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov where certain information regarding issuers, including HyperFeed Technologies, may be found. This prospectus is part of a registration statement that we filed with the SEC, registration No. 333-68141. The registration statement contains more information than this prospectus regarding HyperFeed Technologies and its common stock, including certain exhibits and schedules. You can get a copy of the registration statement from the SEC at the address listed above or from its Internet site.

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                               TABLE OF CONTENTS

                                          PAGE
                                        --------
Risk Factors..........................      1
Recent Developments...................      5
About HyperFeed Technologies..........      7
Documents Incorporated By Reference...     12
Forward-Looking Information...........     13
Use Of Proceeds.......................     14
Price Range Of Common Stock...........     14
Dividend Policy.......................     14
Selling Security Holders..............     15
Plan Of Distribution..................     15
Experts...............................     16
Legal Matters.........................     17
Where You Can Find More Information...     17

                                   HYPERFEED
                               TECHNOLOGIES, INC.

                         190,476 SHARES OF COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                NOVEMBER 4, 1999

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